UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Isonics Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

464 895309

(CUSIP Number)

Herrick K. Lidstone, Jr. Esq.,

Burns Figa & Will, P.C.

6400 South Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111

(303) 796-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464 895309

1.	Names of Reporting Persons John V. Sakys

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,143

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 1,143

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (1)

14.	Type of Reporting Person (See Instructions) IN.

(1)           Based on 12,658,150 shares of Common Stock outstanding as of December 12, 2007, as reported  in Isonics Corporation’s quarterly report on Form 10-Q for the quarter ended October 31, 2007.

SCHEDULE 13D/A No. 1

                This Schedule 13D/A  No. 1 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on February 21, 2007.    The Reporting Person is filing this Amendment No. 1 to update certain information with respect to his beneficial ownership of Isonics common stock previously reported in the Schedule 13D, and to report that his direct and indirect beneficial ownership of Isonics common stock is now less than 5% of the number of shares issued and outstanding.

Item 1.                    Security and Issuer

                No material change

Item 2.                    Identity and Background

The only change in the information previously reported is the principal occupation of the Reporting Person.  The Reporting Person is now the Chief Operating Officer and President of Isonics Corporation.

Item 3.                    Source and Amount of Funds or Other Consideration

                Not applicable

Item 4.                    Purpose of Transaction

                At the present time, the Reporting Person has no plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

Item 5                     Interest in the Securities of the Issuer

(a)                                  The Reporting Person directly owns 1,143 shares of Isonics common stock, which represents less than one tenth of a percent of the total number of outstanding shares of common stock.

(b)                                 The Reporting Person has the sole power to vote or direct the vote of 1,143 shares of Isonics common stock.  The Reporting Person has the sole power to dispose, or to direct the disposition of 1,143 shares of common stock.

(c)                                  On February 14, 2007, the Reporting Person was granted options to purchase 400,000 shares of Isonics common stock.  These options were granted pursuant to the 2007 Restructuring Equity Plan (the “Plan”) and dependent upon shareholder approval within a year of the adoption of the Plan.  On January 11, 2007 Isonics Board of Directors affirmatively determined that the Plan will not be submitted to the shareholders for approval and all options granted under the 2007 Plan were terminated and are of no further force or effect.

In his capacity as Isonics’ President the Reporting Person, through an irrevocable voting proxy dated February 14, 2007 entered into between Isonics and James Alexander, was granted the sole voting power of all shares of Isonics common stock beneficially owned by Mr. Alexander for approval of Isonics’ 2007 Restructuring Equity Plan and any amendment to the Isonics 2005 Stock Option Plan that may be proposed at the next meeting of shareholders.  The irrevocable voting proxy expired on December 31, 2007.

In his capacity as Isonics’ President the Reporting Person, through an irrevocable proxy dated February 14, 2007 entered into between Isonics and Boris Rubizhevsky, was granted the sole voting power of all shares of Isonics common stock beneficially owned by Mr. Rubizhevsky for approval of Isonics’ 2007 Restructuring Equity Plan and any amendment to the Isonics 2005 Stock Option Plan that may be proposed at the next meeting of shareholders.  The irrevocable voting proxy expired on December 31, 2007.

(d)                                 Not applicable.

(e)                                  Because the Reporting person did not have dispositive power of the shares of common stock beneficially owned by Messrs. Alexander and Rubizhevsky through the respective voting proxies, the Reporting Person had no knowledge whether the shares subject to the proxies were disposed of by either Mr. Alexander or Mr. Rubizhevsky.  However, because both proxies expired on December 31, 2007 the Reporting Person reasonably believes he ceased to be the beneficial owner of more than five percent of Isonics common stock on December 31, 2007.

Item 6.                           Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On February 14, 2007, Isonics and James Alexander executed an irrevocable voting proxy by which the President of Isonics shall vote all shares of Isonics common stock beneficially owned by Mr. Alexander for approval of Isonics’ 2007 Restructuring Equity Plan and any amendment to the Isonics 2005 Stock Option Plan proposed at the next meeting of shareholders.   Similarly, on February 14, 2007, Isonics and Boris Rubizhevsky executed an irrevocable voting proxy by which the President of Isonics shall vote all shares of Isonics common stock beneficially owned by Mr. Rubizhevsky for approval of Isonics’ 2007 Restructuring Equity Plan and any amendment to the Isonics 2005 Stock Option Plan proposed at the next meeting of shareholders.  Both irrevocable voting proxies expired on December 31, 2007.

Item 7.                    Material to be Filed as Exhibits

                Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28 , 2008

/s/ John V. Sakys